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                           September 9, 2021

       Andrew Astor
       President and Chief Executive Officer
       NEPHROS INC
       380 Lackawanna Place
       South Orange, New Jersey 07079

                                                        Re: NEPHROS INC
                                                            Registration
Statement on Form S-3
                                                            Filed September 7,
2021
                                                            File No. 333-259370

       Dear Mr. Astor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gary
Guttenberg at (202) 551-6477 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Chris Melsha